                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          TRANSKARYOTIC THERAPIES, INC.
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

              DELAWARE                                  04-3027191
-------------------------------------      ------------------------------------
       (State of incorporation                         (IRS Employer
           or organization)                          Identification No.)

          195 Albany Street                                02139
       CAMBRIDGE, MASSACHUSETTS
-------------------------------------      ------------------------------------
(Address of principal executive offices)                 (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: [___]

Title of each class to be so registered

Not Applicable

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [X]

Name of each exchange on which each class is to be registered

Not Applicable


        Securities to be registered pursuant to Section 12(g) of the Act:

                          PREFERRED STOCK PURCHASE RIGHTS
-------------------------------------------------------------------------------
                                (Title of Class)

Item 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


         On December 13, 2000, the Board of Directors of Transkaryotic Therapies, Inc. (the "Company"), declared a dividend of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on December 26, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, $0.01 par value per share (the "Preferred Stock"), at a Purchase Price of $289 in cash, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of December 13, 2000 (the "Rights Agreement") between the Company and EquiServe Trust Company, N.A., as Rights Agent.

         Initially, the Rights are not exercisable and will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (other than certain specified entities affiliated with E.M. Warburg, Pincus & Co., LLC, which will have the right to acquire beneficial ownership of up to 30% of the Company's Common Stock) (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock (other than certain specified entities associated with Warburg Pincus, which will have the right to acquire beneficial ownership of up to 30% of the Company's Common Stock). Under the Rights Plan, for all purposes, including determining the specified percentage of Common Stock necessary to trigger a Distribution Date, the Company's outstanding Series A Convertible Preferred Stock shall be treated as if its holders had converted such shares into Common Stock at the then applicable conversion rate. The Distribution Date may be deferred by the Board of Directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates outstanding on the Record Date, together with a Summary of Rights to be mailed to stockholders, or by new Common Stock certificates issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred with and only with such Common Stock certificates; and (iii) the surrender for transfer of any certificates for Common Stock outstanding (with or without a copy of the Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire upon the close of business on December 13, 2010 (the "Final Expiration Date") unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that any Person becomes an Acquiring Person, then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a "Section 11(a)(ii) Event."

         For example, at an exercise price of $300.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $300.00 such number of shares of Common Stock (or other consideration, as noted above) as equals $300.00 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock. Assuming that the Common Stock had a market price of $50.00 per share at such time, the holder of each valid Right would be entitled to purchase twelve shares of Common Stock, having a market value of 12 x $50, or $600.00, for $300.00.

         In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

         For example, at an exercise price of $300.00 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $300.00 such number of shares of common stock of the acquiring company as equals $300.00 divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock. Assuming that such common stock had a market price of $50.00 per share at such time, the holder of each valid Right would be entitled to purchase twelve shares of common stock of the acquiring company, having a market value of 12 x $50, or $600.00, for $300.00.

         At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         At any time prior to the earlier of (i) the tenth Business Day (or such later date as may be determined by the Board of Directors of the Company) after the Stock Acquisition Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Any provision of the Rights Agreement, other than the redemption price, may be amended by the Board prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board's authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

         The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of the Board. The Rights should not interfere with any merger or other business combination approved by the Board.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designations of Series B Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate, and as Exhibit C the Summary or Rights to Purchase Common Stock, is incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on December 14, 2000. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2.           EXHIBITS.
                  ---------


     1 Rights Agreement, dated as of December 13, 2000, between Transkaryotic Therapies, Inc. and Equiserve Trust Company, N.A., which includes as Exhibit A the form of Certificate of Designations of Series B Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Common Stock. (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on December 14, 2000.)

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 14, 2000                     TRANSKARYOTIC THERAPIES, INC.


                                            By: /s/ Daniel E. Geffken
                                                -------------------------------
                                                Daniel E. Geffken
                                                Vice President, Finance and
                                                Chief Financial Officer